UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Myson, Inc.

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

628635203

(CUSIP Number)

John B. Lowy

1345 Avenue of the Americas, 2d Floor, New York, NY 10105

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 628635203	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON HENRIK ROUF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DENMARK
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,000,000 common shares, $.00001 par value.
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 10,000,000 shares of common stock, $.00001 p.v.
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 common shares, par value $.00001.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 628635203	13D	Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

Myson, Inc. Common Stock, $.0001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

The reporting person is Henrik Rouf, the beneficial owner of 10,000,000 common shares, $.00001 par value, issued upon conversion of 1,000 Series A Preferred Shares to Reddington Partners LLC, of which the reporting person owned 100%. The beneficial owner became the Issuer’s CEO, CFO and sole director on June 8, 2022, and converted the 1,000 Series A Preferred Shares to 10,000,000 common shares on that date.

During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the beneficial owner has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting person’s Preferred Shares were acquired from the Issuer’s former CEO and control person, G. Reed Petersen Revocable Trust, for $495,000.

CUSIP No. 96207P103	13D	Page 4 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the conversion was to enable the Reporting Person to secure voting and ownership control of the Issuer’s common shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the 100% owner of Reddington Partners LLC, which converted the 1,000 Series A Preferred Shares into 10,000,000 common shares, which now represent approximately 98.7% of the Issuer’s outstanding common shares.

(b) The Reporting Person has sole voting and sole power to dispose of or direct the disposition of the Preferred Shares.

(c) The Series A Preferred Shares were acquired from G. Reed Petersen Revocable Trust by Reddington Partners LLC on May 17, 2022.

(d) No other person has rights with respect to the Preferred Shares, or the common shares into which the Preferred Shares are convertible.

(e) Not applicable.

CUSIP No. 628635203	13D	Page 5 of 6 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements understandings or relationships between the Reporting Person and any other person with respect to the Issuer’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Name
10.1	Stock Purchase Agreement between Reddington Partners LLC and G. Reed Petersen Revocable Trust(1)

(1) Previously filed with the Reporting Person’s Schedule 13D filed with the Commission on May 24, 2022.

CUSIP No. 628635203	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Henrik Rouf

Name:	Henrik Rouf

Dated: June 10, 2022

CUSIP No. 628635203	13D	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Name
10.1	Stock Purchase Agreement between Reddington Partners LLC and G. Reed Petersen Revocable Trust(1)

(1) Previously filed with the Reporting Person’s Schedule 13D filed with the Commission on May 24, 2022.